UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-54436

CUSIP Number: 221413107

(Check one:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Cosmos Holdings Inc.

Former Name if applicable: Prime Estates & Developments, Inc.

Address of Principal Executive Office: 141 W. Jackson Blvd, Suite 4236, Chicago Illinois, 60604

PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, NCSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Cosmos Holdings Inc. (the “Company”) could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 due to delays in obtaining and compiling information to be included in its Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth (15th) calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dimitrios Goulielmos (312) 674-4529

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently in the process of reviewing certain tax consequences and the treatment of certain transactions and salary deferment elections by officers of the Company. These determinations may result in material changes in results of operations from the corresponding fiscal year for the last fiscal year. No assurances can be given that the Company will in fact file financial statements with any significant changes in results of operations from the corresponding fiscal year for the last fiscal year. This narrative is added to assure compliance with the requirements of this Form.

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SIGNATURE

Cosmos Holdings Inc.. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COSMOS HOLDINGS INC.

Date: March 31, 2015	By:	/s/ Dimitrios Goulielmos
Dimitrios Goulielmos
President and Director